Exhibit 99.77

NEWS RELEASE

TSX.V: EU OTCQB:ENCUF

January 31, 2022

www.encoreuranium.com

ENCORE ENERGY ANNOUNCES SHARE ISSUANCE TO HAYWOOD

Corpus Christi, Texas - January 31, 2022: encore Energy Corp. (“encore” or the “Company”) (TSXV:EU, OTCQB:ENCUF) announces that further to its news release dated January 12, 2022 the Company has issued 580,043 common shares in the capital of the Company to Haywood Securities Inc. (“Haywood”) pursuant to a financial advisory agreement between Haywood and Azarga Uranium Corp.

About encore Energy Corp.

encore Energy, the most diversified U.S. domestic uranium developer is focused on becoming a leading ISR uranium producer. The encore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore’s initial opportunities are created from enCore’s licensed and past-producing South Texas-located Rosita and Kingsville Dome ISR production facilities, under development, and multiple satellite projects in South Texas plus the changing global uranium supply/demand outlook and opportunities for industry consolidation. The advanced staged Dewey Burdock project in South Dakota and the Gas Hills project in Wyoming add to the large uranium resource endowments in New Mexico creating an outstanding asset base for long term growth and development opportunities with approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category 1.

Dr. Douglas H. Underhill, CPG, the Company’s Chief Geologist and a Qualified Person under NI 43- 101, has approved the technical disclosure in this news release.

For further information:

encore Energy Corp.

William M. Sheriff

Executive Chairman

972-333-2214

info@encoreuranium.com

www.encoreuranium.com

Cautionary Statements

The distribution of the common shares described herein will not be registered under the U.S. Securities Act and the common shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Neither the TSX, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX and TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

[1]	Mineral resource estimates are based on technical reports prepared pursuant to Nl43-101 and available on SEDAR as well as company websites at www.encoreuranium.com and www.azargauranium.com.